EXHIBIT 99.1

                           FORM 3 - MR. DAVID A. NUNN

1,277,725 shares of Common Stock are owned by Asia Equity Ltd., a British West Indies company that is wholly owned by Mr. Nunn. Mr. Nunn exercises sole voting and dispositive power over the shares. Mr. Nunn disclaims beneficial ownership of the shares owned by Asia Equity Ltd.